SEC FILE NUMBER 000-56363
CUSIP NUMBER 88105E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 12b-25

__________________

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III (Items 10-14) of Form 10-K

PART I - REGISTRANT INFORMATION

TERRASCEND CORP.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

3610 Mavis Road
(Address of Principal Executive Office (Street and Number))

Mississauga, Ontario, Canada, L5C 1W2
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TerrAscend Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to Part III (Director and Executive Compensation) of its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). The Company filed its Part III information in its definitive proxy statement filing (the “Proxy Statement”) on May 2, 2023. The filing was one day late due to technical issues with the EDGAR filing system arising from the Company’s inadvertent submission of its preliminary proxy statement on April 21, 2023 originally as a “DEF 14A” submission (which was promptly corrected). As such, the Company was unable to file the Proxy Statement with the U.S. Securities and Exchange Commission by the 5:30 p.m. EDT submission deadline on May 1, 2023. The Company filed the Proxy Statement on May 2, 2023, and such filing was deemed accepted by the SEC that day. The Company will promptly file a Form 10-K/A with the Part III information.

Other than the addition of the Part III information, the Annual Report on Form 10K filed on March 16, 2023 remains unchanged. The delayed filing of the Proxy Statement will not change the date of the Company's previously scheduled Annual General Meeting which will take place as planned on June 22, 2023.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding: the timing of the filing of the Company’s Annual Report on Form 10-K/A, the timing of the filing of the Company’s earnings call for the first quarter ended March 31, 2023, and the timing of the release of the Company’s financial results for its quarter ended March 31, 2023.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. All forward-looking statements are based on information available to us on the date hereof, and we assume no obligation to update such statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith Stauffer	855	837-7295
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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TERRASCEND CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023	By	/s/ Keith Stauffer
Keith Stauffer
Chief Financial Officer

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